SEC FILE NUMBER 000-22052 CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For period ended: December 31, 2003

☐ Transition Report on Form 10-K and Form 10-KSB

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q and Form 10-QSB

☐ Transition Report on Form N-SAR

For the transition period ended: _________________________

Read Attached Instruction Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant            ProxyMed, Inc.

Former name if applicable

Address of principal executive office (Street and number) 1854 Shackleford Court, Suite 200

City, state and zip code Norcross, Georgia 30093

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PART II
RULES 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

     The Registrant’s recent transaction with PlanVista Corporation, as reported on Form 8-K filed with the Securities and Exchange Commission on March 5, 2004, has resulted in significantly increased accounting and audit responsibilities to which management and staff have been required to devote substantial attention and resources. Additionally, the recent transaction with PlanVista Corporation and the Registrant has required management and staff to prepare additional financial information reports, begin the process of integrating PlanVista Corporation’s customers and technology into Registrant’s operations, and engage in other transaction-related activities which have demanded extensive efforts on the part of management and staff. As a result, the Registrant is unable to file is Annual Report on Form 10-K within the prescribed time period without unreasonable effort or expense.

PART IV
OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

Gregory J. Eisenhauer	770	806-4780
(Name)	(Area Code)	(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

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☒ Yes ☐ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As previously announced in a press release dated March 3, 2004 and a Form 8-K filed with the Securities and Exchange Commission on March 4, 2004, the Registrant will have a net loss applicable to common shareholders of $5.0 million, compared to a net income of 1.3 million for 2002. The Registrant’s revenues increased from $50.2 million in 2002 to $71.6 million in 2003. Further details regarding this net loss are contained in the press release and Form 8-K.

ProxyMed, Inc.

(Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 12, 2004	By /s/ Gregory J. Eisenhauer, CFA

Gregory J. Eisenhauer, CFA Executive Vice President and Chief Financial Officer

     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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